Buckreef Gold Commences Commissioning of Expanded Processing Plant

FOR IMMEDIATE RELEASE – October 20, 2021

Expansion Expected to Increase Average Gold Production to an Initial 750-800 Ounces Per Month1 at Anticipated Total Cash Costs2 of US$725-825 Per Ounce Upon Final Commissioning

TORONTO, October 20, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) is pleased to provide an update on Buckreef Gold Company Limited’s (Buckreef Gold) processing plant and the commencement of the commissioning phase of the new expanded processing plant by 360 tonnes per day (tpd).  The Company and Buckreef Gold continue to advance the previously disclosed 1,000+ tpd operation.

During October, Buckreef Gold completed construction of the 360 tpd processing plant expansion. Buckreef Gold also continued to operate the 120 tpd processing plant subsequent to concluding the test period, which achieved a 90% gold recovery rate, as previously disclosed in September 2021. The existing 120 tpd processing plant has been integrated into the new processing plant circuit.

The new expanded processing plant construction was completed in line with the scheduled completion date of late September/October 2021 and within project capital expenditures guidance of US$1.3-1.6 million. This includes completion of all major construction activities associated with the processing plant expansion, including the ongoing execution of dry, cold and hot commissioning performance tests.

Buckreef Gold Expanded 360 TPD Processing Plant Integrated With 120 TPD Processing Plant

Highlights of Processing Plant Expansion:

•Low-Cost Expansion: $1.6 million in project capital expenditures to increase throughput by 360 tpd;

•Increased Gold Production: Expanded throughput expected to increase production to 750-800 ounces of gold per month1 upon final commissioning and prior to construction of the 1,000+ tpd processing plant;

•Attractive Cost Profile: Total Cash Costs2 expected to average US$725-825/oz;

•Improved Cash Flow: Operating cash flow from the expanded processing plant is anticipated to mitigate the negative cash flow from the testing period of the 120 tpd processing plant;

•Project Reinvestment: Anticipated cash flow generated from the larger plant will be reinvested in Buckreef Gold with a focus on: (i) exploration and drilling; (ii) enhanced CSR/ESG programs; and (iii) additional capital programs focused on growth and efficiencies;

•Short Expansion Timeframe: A five-month timeline from ordering the major components of the 360 tpd operation to the start of project commissioning in October 2021; and

•In-House Construction: The 360 tpd processing plant expansion was completed by the Buckreef Gold and TanGold teams in conjunction with key consultants/contractors, including: (i) Ausenco; (ii) Solo Resources; and (iii) CSI Energy Group.  In-house execution resulted in an accelerated construction timeline which has enabled advanced production over initially envisioned timelines and the ability to maintain continuity of the workforce.

Stephen Mullowney, TanGold Chief Executive Officer commented: “The dedication and hard work of the Buckreef Gold and TanGold teams in the construction of the 360 tpd processing plant expansion is a very exciting milestone. The increased processing capacity is expected to allow us to advance the mine plan and increase near-term production in a cost-effective and efficient manner. The increased anticipated cash flow from the new larger plant will enable us to speed up the advancement of Buckreef Gold, including exploration at the Buckreef Main Zone, Buckreef West and Anfield Zone.”

Buckreef Gold will continue with plans to advance a 1,000+ tpd operation while simultaneously operating the 360 tpd operation.  The 1,000+ tpd operation is expected to be capable of producing 15,000 - 20,000 ounces of gold per year based on the initial mine plan and grade profile. 2

1 The 360 tpd Plant estimates have not been prepared in accordance with the results of the Company’s 2018 Prefeasibility Study, reflected in the Company’s May 15, 2020 Updated Mineral Resource Estimate. The 18-Month mining plan which was utilized for the estimates are based upon an internal mine model reviewed by SGS Canada and cost inputs as validated by actual mining and processing costs from the 120 tpd test plant over the 9 months ended May 31, 2021. See ‘Forward Looking Statements’ at the end of this Press Release.

2 ‘Total Cash Cost’ includes mine site operating costs such as mining, processing and local administrative costs, royalties, production taxes, mine standby costs and current inventory write downs, if any.  Production costs are exclusive of depreciation and depletion, reclamation, capital and exploration costs.  Total cash costs are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total Cash Costs is a non-IFRS financial performance measure often used in conjunction with conventional IFRS measures to evaluate performance. Total Cash Cost does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures of performance disclosed by other issuers; it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stands at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing Sulphide Development for a stand-alone plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (ii) step-out drilling in the northeast extension of Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical resources at Bingwa and Tembo; (vi) identification of new prospects at Buckreef Gold Project and in the region.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

Andrew M. Cheatle, P.Geo., the Company’s COO and Director, is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

This press release contains certain forward-looking statements as defined in the applicable securities laws. No assurance can be given that Tanzanian Gold will be able to achieve the same level of gold recovery in the future as it did during the testing phase for the 120 tpd plant during the months of July and August 2021 or that the 1,000+ tpd process plant will be completed and operated at the anticipated completion and operating costs. The actual achievements of Tanzanian Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC and other reports that we subsequently file with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.